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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookwood Associates, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Piedmont Center, Suite 415
(No. and Street)

Atlanta	Georgia	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Winborne (404) 874-7433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street NE, Suite 200	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Winborne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookwood Associates, L.L.C., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Jane E. Ritchie
Notary Public expires 9-16-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKWOOD Associates

BROOKWOOD ASSOCIATES, L.L.C.
FINANCIAL STATEMENTS
WITH SUPPLEMENTARY DATA
December 31, 2004 and 2003

BROOKWOOD ASSOCIATES, L.L.C.

FINANCIAL STATEMENTS
December 31, 2004 and 2003

CONTENTS

W I N D H A M B R A N N O N

INDEPENDENT AUDITOR'S REPORT

To The Members
Brookwood Associates, L.L.C.

We have audited the accompanying balance sheet of **Brookwood Associates, L.L.C.** (the "Company") as of December 31, 2004, and the related statements of income and changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of and for the year ended December 31, 2003, were audited by other auditors whose report dated February 13, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookwood Associates, L.L.C. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Windham Brannon, P.C.

Certified Public Accountants

February 11, 2005

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

BROOKWOOD ASSOCIATES, L.L.C.

BALANCE SHEETS
December 31, 2004 and 2003

	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash	$ 678,937	$ 452,177
Accounts receivable	219,447	10,000
Total Current Assets	898,384	462,177
PROPERTY, FURNITURE AND EQUIPMENT, net of accumulated depreciation of $92,871 in 2004 and $44,190 in 2003	161,205	150,439
OTHER ASSETS:		
Deposits	8,167	8,167
Total Assets	$ 1,067,756	$ 620,783
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 381,953	$ 63,050
MEMBERS' EQUITY	685,803	557,733
Total Liabilities and Members' Equity	$ 1,067,756	$ 620,783

The accompanying notes are an integral part of these financial statements.

BROOKWOOD ASSOCIATES, L.L.C.

STATEMENTS OF INCOME AND CHANGES IN MEMBERS' EQUITY
For The Years Ended December 31, 2004 and 2003

	2004	2003
REVENUE:		
Transaction fees	$ 1,780,113	$ 3,271,793
Retainer fees	1,598,764	1,097,485
Total Revenue	3,378,877	4,369,278
OPERATING EXPENSE:		
Salary and benefits	2,203,087	2,104,988
Regulatory licensing	4,084	10,006
General and administrative expenses	567,197	449,098
Total Operating Expense	2,774,368	2,564,092
Operating Income	604,509	1,805,186
OTHER INCOME:		
Interest income	7,061	2,572
NET INCOME	611,570	1,807,758
MEMBERS' EQUITY, beginning balance	557,733	415,228
Less: Distributions	483,500	1,665,253
MEMBERS' EQUITY, ending balance	$ 685,803	$ 557,733

The accompanying notes are an integral part of these financial statements.

BROOKWOOD ASSOCIATES, L.L.C.

STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 611,570	$ 1,807,758
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation	48,681	19,308
Changes in:		
Accounts receivable	(209,447)	280,701
Accounts payable and accrued expenses	318,903	58,694
Net Cash Provided By Operating Activities	769,707	2,166,461
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(59,447)	(121,378)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members	(483,500)	(1,665,253)
NET INCREASE IN CASH	226,760	379,830
CASH, BEGINNING OF YEAR	452,177	72,347
CASH, END OF YEAR	$ 678,937	$ 452,177

SUPPLEMENTAL CASH FLOW DISCLOSURES

INTEREST AND TAXES PAID	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Brookwood Associates, L.L.C. (the "Company") was organized on September 1, 2000 pursuant to the provisions of the Georgia Business Corporation Code and provides mergers and acquisitions and financing services to middle-market companies. The Company operates from offices in Atlanta, Georgia and Charlotte, North Carolina and is registered with the Securities and Exchange Commission and the National Association of Securities Dealers as a broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

The Company enters into engagement agreements, primarily with corporate clients, to provide merger and acquisition, capital raising, and other financial advisory services. These engagements may span one or more years. Revenue is generated through retainer and other project fees for advisory services, and transaction fees for completed private placement financings and merger and acquisition transactions. Financial advisory fees are considered to be earned when the terms of the agreement have been satisfied. Contingent fees related to financing and merger and acquisition transactions are recognized when the transactions are closed. During 2004, three clients had fees exceeding 10% of total revenue, and they accounted for approximately 37% of revenue. In 2003, four clients generated approximately 71% of the revenue.

Cash

Cash represents withdrawable deposits in banks located in Georgia. Balances may exceed insured amounts from time to time.

Accounts Receivable

Accounts receivables are recorded net of an allowance for doubtful accounts established to provide for losses on uncollectible accounts based on management's estimates and historical collection. For the years ended December 31, 2004 and 2003, management does not consider any allowance for doubtful accounts to be necessary. There were no write-offs in the years ended December 31, 2004 and 2003.

Income Taxes

The Company is a limited liability company and, as such, its earnings flow through directly to the members. Differences existing in the book and tax basis of assets and liabilities relate primarily to differences in revenue recognition policies for financial reporting and tax purposes.

Property, Furniture, and Equipment

Property, furniture, and equipment is carried at cost less accumulated depreciation, and consists of leasehold improvements, furniture and fixtures, computers and office equipment. Depreciation is provided using the straight-line method over useful lives of three to seven years.

2. PROPERTY, FURNITURE, AND EQUIPMENT

Property, furniture, and equipment consist of the following at December 31:

	2004	2003
Furniture and fixtures	$ 98,557	$ 66,378
Computers and office equipment	139,134	117,853
Leasehold improvements	16,385	10,398
	254,076	194,629
Less accumulated depreciation and amortization	(92,871)	(44,190)
	$ 161,205	$ 150,439

Depreciation expense for the years ended December 31, 2004 and 2003 was $48,681 and $19,308, respectively.

3. EMPLOYEE BENEFIT PLAN

The Company has established an employee retirement plan ("Plan") under Section 401(k) of the Internal Revenue Code covering substantially all employees. The Company does not match the contributions made by the employees.

4. OPERATING LEASES

The Company has operating lease agreements for office space in Atlanta and Charlotte, and for certain office equipment. Rental expense was $147,642 and $95,785 for the years ended December 31, 2004 and 2003, respectively. The minimum future rental payments under these leases are as follows:

Year	Amount
2005	$ 157,095
2006	154,846
2007	153,112
2008	42,869
Total minimum future rental payments	$ 507,922

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2004, the ratio of aggregate indebtedness to net capital was 1.29 to one, and net capital was $296,984, which was $271,021 more than the required net capital of $25,463.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

To The Members
Brookwood Associates, L.L.C.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, reconciliation of members' equity, reconciliation of net capital, computation of aggregate indebtedness, and computation for determination of reserve requirements at December 31, 2004, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon, P.C.

Certified Public Accountants

February 11, 2005

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

BROOKWOOD ASSOCIATES, L.L.C.

SUPPLEMENTARY DATA
December 31, 2004

COMPUTATION OF NET CAPITAL

Members' equity, December 31, 2004	$	685,803
Less non-allowable assets		(388,819)
Net Capital	$	296,984

RECONCILIATION OF MEMBERS' EQUITY

Members' equity, Form 17A-5, Part IIA	$	685,803
Audited financial statement adjustments to non-allowable assets		-
Members' Equity per Audited Financial Statements	$	685,803

RECONCILIATION OF NET CAPITAL

Net capital, Form 17A-5, Part IIA	$	296,984
Audited financial statement adjustment to non-allowable assets		-
Net Capital Per Audited Financial Statements	$	296,984

COMPUTATION OF AGGREGATE INDEBTEDNESS AS DEFINED UNDER RULE 15c3-1

Accounts payable and other current liabilities	$	381,953
Total Aggregate Indebtedness	$	381,953
Ratio of Aggregate Indebtedness to Net Capital		1.29 to 1

SUPPLEMENTARY DATA
December 31, 2004

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to Brookwood Associates, L.L.C. as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. Brookwood Associates, L.L.C. is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Members
Brookwood Associates, L.L.C.

In planning and performing our audit of the financial statements and supplementary data of **Brookwood Associates, L.L.C.** (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon, P.C.

Certified Public Accountants

February 11, 2005